Exhibit 1

Large Nonprofit Turns to MTS to Manage Their Telecom Expenses

Key Factors in Selection Process: TEM Suite’s Flexibility, Automation & High Customer Satisfaction

RA'ANANA, Israel / River Edge, NJ, USA – April 21, 2016 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telecommunications Expense Management (TEM), Enterprise Mobility Management (EMM) and video advertising solutions, announced today that it has signed a 39-month, $400,000 TEM managed services agreement with one of the largest voluntary health organizations in the US.

“We’re very excited that this major non-profit chose MTS to replace its incumbent TEM provider,” said John Venditti, MTS’s VP of Marketing. “Besides offering a superior solution, we also demonstrated our ability to be a true business partner, including ongoing collaboration and the flexibility to adapt to the unique telecom expense and mobility management needs of this organization.”

This nationwide, community-based voluntary health organization was looking for a managed TEM and EMM solution that could easily map into their existing business processes, and that offered a high degree of flexibility and automation. In addition, the nonprofit required mobile help desk, BYOD (Bring Your Own Device) management capabilities and integration into existing enterprise systems.

MTS’s TEM Suite will manage the nonprofit’s full telecom expense and mobility management lifecycles, including its wireline and mobile telecom vendors, procurement activities, contracts, invoice processing and auditing, dispute management, and will make payments to vendors on the nonprofit’s behalf. The solution also provides asset management, usage management and cost allocation, mobile help desk, BYOD eligibility management and wireless optimization. In addition, TEM Suite’s dashboards and reporting will provide management with full 360-degree visibility and analytics into the organization’s daily operations.

MTS’s TEM Suite is a fully integrated Communications Lifecycle Management solution that includes a TEM, EMM and Call Accounting cloud suite and a flexible managed services offering. With the MTS TEM Suite solution, companies of all sizes and industries can benefit from increased operational efficiency and effectiveness, corporate mobile security governance and policy compliance, significant communications cost reduction, business cost alignment and 360-degree visibility into their global communications environment.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and Billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s Telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS Contact:

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

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